

March 3, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of KENSINGTON CAPITAL ACQUISITION CORP. VI, under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share, $0.0001 par value, one-quarter of one Class 1 redeemable warrant and three-quarters of one Class 2 redeemable warrant
- Class A ordinary shares, $0.0001 par value
- Class 1 redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50
- Class 2 redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50
- New units, each consisting of one Class A ordinary share, $0.0001 par value and three-quarters of one Class 2 redeemable warrant

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com